Exhibit 99.3

NOVADAQ TECHNOLOGIES INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting of Shareholders to be held on May 23, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A person appointed as your proxyholder must be present at the meeting to vote.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, the persons whose names are printed herein will vote the proxy as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:30 a.m., Toronto Time, on May 18, 2012.

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Appointment of Proxyholder

I/We being holder(s) of Novadaq Technologies Inc. (the “Company”) hereby appoint: Dr. Arun Menawat, Director, President and Chief Executive Officer of the Company, or failing this person, Mr. Stephen Purcell, Chief Financial Officer of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Novadaq Technologies Inc. to be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9 on May 23, 2012 at 9:30 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS OF MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. DR. ARUN MENAWAT	☐	☐	02. AARON DAVIDSON	☐	☐	03. ANTHONY GRIFFITHS	☐	☐

04. HAROLD O. KOCH, JR.	☐	☐	05. DR. JOEL I. SHALOWITZ	☐	☐	06. DR. JOSEPH SOBOTA	☐	☐	____ Fold

07. DR. JULIA LEVY	☐	☐	06. WILLIAM A. MACKINNON	☐	☐	09. G. STEVEN BURRILL	☐	☐

	For	Withhold

2. Appointment and Remuneration of Auditors To reappoint Ernst & Young as auditors of the Corporation and to authorize the directors to fix their remuneration.	☐	☐

	For	Against

3. Resolution Confirmation of the new By-Law, the full text of which is set forth in Appendix “B” to the Circular, and the repeal of the Corporation’s former By-Laws No. 1 and No. 2.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, the Management Nominees will vote this Proxy as recommended by Management.		DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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